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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Imperial Parking Corporation (Name of Issuer)
Common Stock, $.01 par value (Title of Class of Securities)
453077109 (CUSIP Number)

David S. Klafter, Esq.
Gotham Partners Management Co., LLC
110 East 42nd Street
New York, New York 10017
(212) 286-0300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
June 17, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453077109	13D	Page 2 of 10 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Gotham Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power 408,207
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 408,207

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 408,207

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 22.4%

(14)	Type of Reporting Person PN

CUSIP No. 453077109	13D	Page 3 of 10 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Gotham Partners III, L.P.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power 18,593
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 18,593

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,593

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person PN

CUSIP No. 453077109	13D	Page 4 of 10 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Gotham International Advisors, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 113,739
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 113,739

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 113,739

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 6.2%

(14)	Type of Reporting Person OO; IA

CUSIP No. 453077109	13D	Page 5 of 10 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Gotham Holdings II, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person OO; IA

CUSIP No. 453077109	13D	Page 6 of 10 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Gotham Holdings Management, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 25,504
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 25,504

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 25,504

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 1.4%

(14)	Type of Reporting Person OO; IA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Item 1.    Security and Issuer.

        This Amendment No. 9 (the "Amendment") amends and supplements the Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"); Gotham Partners III, L.P., a New York limited partnership ("Gotham III"); Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), with respect to the holdings of Gotham Holdings I, L.L.C., a Delaware limited liability company ("Holdings I") and Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II"); and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors" together with Gotham, Gotham III, Gotham Management, and Holdings II, the "Reporting Persons"), with respect to holdings of Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company; Section H Partners, L.P., a New York limited partnership ("Section H"); Mr. William A. Ackman; Mr. David P. Berkowitz; Karenina Corp., a New York corporation ("Karenina"); and DPB Corp., a New York corporation ("DPB Corp."), relating to the beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.

Item 4.    Purpose of Transaction.

        Item 4 is hereby amended by adding the following:

        The entities controlling the Reporting Persons have engaged Bear Stearns & Co., Inc. ("Bear Sterns") to assist them in seeking and evaluating strategic alternatives with respect to their holdings of Common Stock, including to assist in preparing marketing plans, to solicit proposals from prospective acquirors, to evaluate any such proposals, to negotiate and structure any potential sales of shares, and to meet with management to discuss any such transaction and its financial implications. Bear Stearns is to be compensated with a flat transaction fee upon a closing of a sale or transaction in which the Reporting Persons transfer a material interest in all or substantially all of their Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended by adding the following:

        The information contained in Item 4 is incorporated herein by reference as if restated in full.

        The Letter Agreement dated January 21, 2003 incorporated by reference in Item 6 of Amendment No. 8 to the Prior Statement and filed as Exhibit 1 thereto terminated as of May 22, 2003 and no longer has any force or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2003

GOTHAM PARTNERS, L.P.
By:	Section H Partners, L.P. its general partner
By:	Karenina Corporation, a general partner of Section H Partners, L.P.
By:	/s/ WILLIAM A. ACKMAN William A. Ackman President
GOTHAM PARTNERS III, L.P.
By:	Section H Partners, L.P. its general partner
By:	Karenina Corporation, a general partner of Section H Partners, L.P.
By:	/s/ WILLIAM A. ACKMAN William A. Ackman President
GOTHAM INTERNATIONAL ADVISORS, L.L.C.
By:	/s/ WILLIAM A. ACKMAN William A. Ackman Senior Managing Member

GOTHAM HOLDINGS II, L.L.C.
By:	Gotham Holdings Management L.L.C., the Manager
By:	/s/ WILLIAM A. ACKMAN William A. Ackman Managing Member
GOTHAM HOLDINGS MANAGEMENT, L.L.C.
By:	/s/ WILLIAM A. ACKMAN William A. Ackman Managing Member

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